SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
Applica Incorporated
(Name of Subject Company)
Applica Incorporated
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
(954) 883-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Ira N. Rosner, Esq.
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone: (305) 579-0500
Facsimile: (305) 961-5844

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
     This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Applica with the Securities and Exchange Commission on December 19, 2006, as amended by Amendment No. 1 to Schedule 14D-9, which was filed by Applica with the SEC on December 21, 2006, by Amendment No. 2 to Schedule 14D-9, which was filed by Applica with the SEC on December 22, 2006, by Amendment No. 3 to Schedule 14D-9, which was filed by Applica with the SEC on December 28, 2006, by Amendment No. 4 to Schedule 14D-9, which was also filed by Applica with the SEC on December 28, 2006 and by Amendment No. 5 to Schedule 14D-9, which was filed by Applica with the SEC on January 4, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms that appear herein but are not defined herein have the meanings ascribed to such terms in the original Schedule 14D-9.
IMPORTANT LEGAL INFORMATION
     This document has been made available to shareholders of Applica. Investors are urged to read the original Schedule 14D-9, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto and this Amendment No. 6, as it contains important information. The original Schedule 14D-9, as amended, and other public filings made from time to time by Applica with the SEC are available without charge from the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations (954) 883-1000.
Item 2. Identity and Background of Filing Person.
     The first paragraph of Item 2(b) is hereby amended and restated in its entirety to read as follows:
     "(b) This Statement relates to the tender offer by Apex Acquisition Corporation, or NACCO Sub, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO Industries, Inc., or NACCO, which is a Delaware corporation, to purchase all of the issued and outstanding shares of Applica’s common stock at a purchase price of $7.75 per share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO and the exhibits thereto filed by NACCO and NACCO Sub with the Securities and Exchange Commission on December 15, 2006, as amended by NACCO and NACCO Sub on December 18, 2006, December 21, 2006, December 26, 2006 and January 3, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the NACCO offer. The Schedule TO states that NACCO intends, as soon as practicable after successful completion of the NACCO offer, to seek to have NACCO Sub merge with and into Applica in accordance with the applicable provisions of the Florida Business Corporation Act, or the FBCA.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The first paragraph of Item 3(a) is hereby amended and restated in its entirety to read as follows:
     “Except as described in this Statement or in the excerpts from Applica’s Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2006, which excerpts are filed as Exhibit (e)(1) to this Statement, relating to Applica’s annual meeting of shareholders, or in excepts from Applica’s Definitive Proxy Statement on Schedule 14A that was filed with the SEC on December 4, 2006, as supplemented by Applica’s Supplements to Proxy Statement on Schedule 14A that were filed with the SEC on December 15, 2006, December 22, 2006, December 28, 2006 and January 4, 2007 relating to the proposed merger with Harbinger, which excerpts are filed as Exhibit (e)(2), Exhibit (e)(14) and Exhibit (e)(16) to this Statement, or as otherwise incorporated herein by reference, to the knowledge of Applica, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Applica or its affiliates and (i) Applica’s executive officers, directors or affiliates or (ii) the NACCO Sub, NACCO or their respective executive officers, directors or affiliates. The exhibits filed as Exhibit (e)(1), Exhibit (e)(2), Exhibit (e)(14) and Exhibit (e)(16) to this Statement are incorporated herein by reference, and include the information on the following pages and with the following headings from the annual meeting proxy statement and the Harbinger merger proxy statement:

•	Pages 5 and 6 of the annual meeting proxy statement, “Stock Ownership;”

•	Pages 8 and 9 of the annual meeting proxy statement, “How are directors compensated?;”

•	Pages 14 and 15 of the annual meeting proxy statement, “Executive Compensation;”

•	Pages 15 through 17 of the annual meeting proxy statement, “Report of the Compensation Committee on Executive Compensation;”

•	Pages 19 and 20 of the annual meeting proxy statement, “Employment Agreements;”

•	Page 21 of the annual meeting proxy statement, “Certain Relationships and Related Transactions;”

•	Pages 37 through 41 of the Harbinger merger proxy statement, “Interests of Our Directors and Executive Officers in the Merger;” as supplemented by pages 7 and 8 of the second supplement, page 8 of the third supplement and pages 9 and 10 of the fourth supplement, “Update to Interests of Our Directors and Executive Officers in the Merger;”

•	Page 45 of the Harbinger merger proxy statement, “Consideration To Be Received in the Merger;” and

•	Pages 62 and 63 of the Harbinger merger proxy statement, “Security Ownership of Certain Beneficial Owners and Management.”
     The first paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended as follows:
     The amount “$20,654,887.50” in the last line of such paragraph is replaced with the amount “$21,343,383.75”.
     The third paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended and restated in its entirety to read as follows:
     “As of November 27, 2006, Applica’s directors and executive officers held options to purchase 842,500 shares of Applica’s common stock, 623,667 of which were vested and exercisable as of that date. The outstanding options have exercise prices ranging from $2.86 to $31.6875 and an aggregate weighted average exercise price of $5.08 per share. Of the total options outstanding as of November 27, 2006, options to purchase 772,000 shares of Applica’s common stock had exercise prices that were less than NACCO’s $7.75 offer price, 549,667 of which were vested and exercisable as of November 27, 2006. The weighted average exercise price of these “in the money” options was $4.32. All of the unvested options would fully vest upon the consummation of the NACCO offer pursuant to the terms of Applica’s 1988 Directors Stock Option Plan, 1992 Employees’ Incentive Stock Option Plan, 1996 Stock Option Plan, the 1998 Stock Option Plan and the 2000 Stock Option Plan.”
Item 4. The Solicitation or Recommendation.
     The first four paragraphs in Item 4(a) are hereby amended and restated in their entirety to read as follows:
     “As described in subsection (c) below, after careful consideration, the Applica board determined at a meeting on January 3, 2007, to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     Accordingly, the Applica board recommends that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     In addition, the Applica board reaffirms the Harbinger merger and recommends that Applica’s shareholders vote “FOR” the adoption of the Agreement and Plan of Merger, dated as of October 19, 2006, as amended by Amendment No. 1 thereto, dated as of December 14, 2006, Amendment No. 2 thereto, dated as of December 22, 2006, Amendment No. 3 thereto, dated as of December 27, 2006, and Amendment No. 4 thereto, dated as of January 3, 2007, among Applica and certain affiliates of Harbinger Capital Partners Master Fund I, Ltd., which are collectively referred to in this Statement as Harbinger.

     A press release communicating the Applica board’s recommendation and a letter relating to such recommendation are filed as Exhibit (a)(10) and Exhibit (a)(11), respectively.”
     The final paragraph of Item 4(a) is hereby amended and restated in its entirety to read as follows:
     “The Applica board also recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of Applica’s shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement or because the board, in its judgment, determines that an adjournment is required by law or is otherwise in the best interests of Applica and its shareholders. The ability to adjourn or postpone the special meeting will give the Applica board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by January 10, 2007.”
     Item 4(b) is hereby amended and supplemented by the addition of the following paragraphs as the final paragraphs thereto:
     “On January 3, 2007, NACCO publicly announced that it had increased the per share offer price of the NACCO offer to $7.75, net to the seller in cash, without interest, and amended the Schedule TO accordingly. In accordance with the terms of the Harbinger merger agreement, Applica promptly notified Harbinger on January 3, 2007 of NACCO’s amended offer price.
     Subsequently, on January 3, 2007, Harbinger submitted to Applica a definitive binding offer to enter into an amendment to its merger agreement that provides for Applica’s shareholders (other than Harbinger) to receive $7.75 in cash per share, without interest, if the Harbinger merger is completed.
     On January 3, 2007, the Applica board held a meeting and discussed the offers from NACCO and Harbinger and its obligations under the Harbinger merger agreement. The meeting was attended by Applica’s senior management and legal and financial advisors, as well as a representative of the Applica board’s independent legal counsel. The Applica board reviewed and discussed the offers from NACCO and Harbinger with management and the legal and financial advisors and determined on January 3, 2007 that the merger agreement, as amended, is at least as favorable to Applica’s shareholders as the offer made by NACCO. After lengthy discussions and a thorough review with management and the legal and financial advisors, the Applica board also determined (i) that the merger agreement, as amended, is advisable for, fair to and in the best interests of Applica’s shareholders (other than Harbinger and its affiliates) and voted to approve and adopt, and authorized senior management to enter into, the amendment proposed by Harbinger and (ii) to recommend that Applica’s shareholders (A) vote “FOR” the adoption of the Harbinger merger agreement, as amended and (B) reject the NACCO offer and not tender their shares in the NACCO offer.
     On January 3, 2007, Applica executed Amendment No. 4 to the Agreement and Plan of Merger with Harbinger, as amended, and thereafter issued a press release announcing the amendment. On January 4, 2007, Applica filed with the SEC a supplement to the Harbinger merger proxy statement that describes, among other things, the amendment to the Harbinger merger agreement.
     The Applica board has convened the special meeting at 11:00 a.m. Eastern Standard Time on January 4, 2007, as originally scheduled, and adjourned the special meeting until 11:00 a.m. Eastern Standard Time on January 10, 2007, without a vote on any proposal other than an adjournment. The proposals to be considered at the special meeting will be submitted to a vote of Applica’s shareholders at the reconvened meeting at 11:00 a.m. Eastern Standard Time on January 10, 2007.”
     Item 4(c) is hereby amended and restated in its entirety to read as follows:

     “In evaluating NACCO’s revised offer, the Applica board noted that other than the increase in the per share offer price to $7.75 and the amendment of certain conditions and the elimination of others, there were no other material changes made to the terms and conditions of the revised NACCO offer. The Applica board based its determination to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the revised NACCO offer on the following reasons:
•	No Premium. The $7.75 per share offer price of the NACCO offer does not offer any premium over the per share price, which is also $7.75, set forth in the Harbinger merger agreement, as amended on December 14, 2006, December 22, 2006, December 27, 2006 and January 3, 2007.

•	Harbinger Agreement at Least as Favorable. After consultation with its legal and financial advisors, the Applica board determined in accordance with the Harbinger merger agreement, that the Harbinger merger agreement, as amended, is at least as favorable to Applica’s shareholders as the revised NACCO offer; accordingly, in accordance with the Harbinger merger agreement, the Applica board could not conclude that its fiduciary duties would require it to withdraw its recommendation that Applica’s shareholders vote in favor of the merger with Harbinger, enter into negotiations with NACCO or terminate the Harbinger merger agreement.

•	The Revised NACCO Offer Contains Certain Significant Conditions. The Applica board noted that the revised NACCO offer included the amendment or elimination of a number of conditions. Despite these changes, the Applica board believes that the revised NACCO offer continues to include a number of conditions that create significant concerns as to whether the revised NACCO offer can be completed. While the conditions of the revised NACCO offer are no longer as extensive or as subjective as they originally were, unlike the closing conditions contained in the Harbinger merger agreement which are subject to enforcement by Applica on behalf of its shareholders, NACCO Sub, within its “reasonable” discretion, has the ability to determine whether certain of the closing conditions to the NACCO offer have been satisfied.
                    The Applica Board believes that the following conditions of the revised NACCO offer create significant concerns:
•	Minimum Condition. Applica’s shareholders shall have validly tendered and not properly withdrawn prior to the expiration of the revised NACCO offer a number of shares of common stock that constitute a majority of the outstanding shares of Applica’s common stock, calculated on a fully diluted basis as of the date the shares are accepted for payment pursuant to the revised NACCO offer.

Applica’s board believes that there is a significant risk that this condition would not be fulfilled because Harbinger owns approximately 39% of Applica’s common stock. As a result, there is a concern that if Harbinger were to refuse to tender its shares to NACCO and unless substantially all of Applica’s remaining shareholders responded to the revised NACCO offer, the minimum condition would not be satisfied.

•	Takeover Statute Condition. The Applica board shall have irrevocably taken all action necessary to render sections 607.0901 and 607.0902 of the FBCA inapplicable to NACCO Sub.

The Applica board believes that these statutes assist the board in obtaining the highest price for Applica’s shares. Accordingly, in the absence of a superior proposal from NACCO, it would not be in the shareholders best interests to make these statutes inapplicable to NACCO Sub.

•	Recommendation Condition. The Applica board shall have either recommended that the holders of shares accept the NACCO offer and tender their shares in the NACCO offer, taken a neutral position with respect to the NACCO offer or not recommended against the NACCO offer.

The Applica board believes that modifying its position with respect to the revised NACCO offer would be inconsistent with its obligations under the Harbinger merger agreement because the revised NACCO offer does not constitute an Apple Superior Proposal, as defined therein. Accordingly, the Applica board is prohibited from satisfying this condition. Moreover, if the Applica board modifies or withdraws its recommendation that Applica’s shareholders vote for the Harbinger merger, Harbinger has the right to terminate the merger agreement and Applica must pay APN Mergersub, Inc., or Harbinger Buyer, a fee equal to $4.0 million plus up to $2.0 million of reasonable, documented, third party, out-of-pocket expenses.

•	Termination of Harbinger Merger Condition. The Harbinger merger agreement shall have been terminated, or a court of competent jurisdiction shall have entered an order satisfactory to NACCO Sub that the Harbinger merger agreement is not legally valid and binding on the parties thereto.

Applica may only terminate the Harbinger merger agreement in connection with an Apple Superior Proposal. Because the board concluded that the revised NACCO offer does not constitute a superior proposal, this condition cannot be satisfied.

•	Conditional Financing. Although the revised NACCO offer is not subject to a financing closing condition, it is uncertain whether NACCO Sub will have access to sufficient cash to complete the revised NACCO offer. According to the Schedule TO, NACCO Sub, a newly created shell company apparently having no assets, will require approximately $193,750,767.25, plus any related transaction fees and expenses, to complete the revised NACCO offer. The Schedule TO further states that NACCO Sub will rely on two senior credit facilities to finance completion of the revised NACCO offer. According to the Schedule TO, NACCO Sub and “certain of its affiliates as additional borrowers and certain of its affiliates as guarantors” have obtained commitments from “certain lenders” to provide senior bank financing. Borrowings under the senior credit facilities are subject to various conditions. As copies of the commitment letters were not provided in the Schedule TO and have not been provided in any amendments thereto, the Applica board does not know the identity of the potential lenders, and it is uncertain whether NACCO Sub will have access to the senior credit facilities in time to consummate the revised NACCO offer. Even if NACCO Sub closes on the senior credit facilities, it is uncertain whether all of the conditions precedent to draw downs will be met. With respect to the Harbinger merger, the Harbinger Buyer received equity funding letters from the Harbinger Funds, that, subject to the conditions therein, provide for an aggregate amount of up to $275 million of equity financing for completion of the merger, including the approximately $117.6 million required to pay the merger consideration. Copies of the equity funding letters are attached as Annexes C1 and C2 to the Harbinger merger proxy statement.
     Although certain conditions to the NACCO offer were amended or eliminated, given (i) the equal $7.75 price per share in cash being offered in each of the revised NACCO offer and the Harbinger merger agreement, as amended, (ii) that the Applica board has determined that the Harbinger merger agreement, as amended, is at least as favorable as the revised NACCO offer, (iii) the uncertainty as to whether certain of the conditions precedent to the revised NACCO offer can be satisfied, (iv) the risks to Applica associated with terminating the Harbinger merger agreement or the Applica board changing its recommendation with respect to the Harbinger merger agreement and (v) the questions surrounding NACCO Sub’s access to sufficient cash to consummate the revised NACCO offer, the Applica board believes it serves the interests of Applica’s shareholders to reject the revised NACCO offer.
     In light of the above reasons, the Applica board determined that the revised NACCO offer is not in the best interests of Applica and Applica’s shareholders. Accordingly, the Applica board recommends that Applica’s shareholders reject the revised NACCO offer and not tender their shares pursuant to the NACCO offer.
     The preceding discussion of the reasons for the Applica board’s recommendation includes all material factors and information considered by the Applica board in making its recommendation, but is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the revised NACCO offer and the complexity of these matters, the Applica board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors.
     The Applica board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Applica board will be communicated to shareholders as promptly as practicable in the event that such a determination is reached.

     Applica shareholders who have voted “FOR” adoption of the adoption of the Harbinger merger agreement can change their vote at any time prior to the special meeting on January 10, 2007 by:
1.	Delivering a written notice to the corporate secretary of Applica before such special meeting that states that he or she revokes his or her proxy;

2.	Delivering a signed and later dated new proxy card before such special meeting in accordance with the instructions included with the proxy card; or

3.	Attending the special meeting and voting in person.
     Applica shareholders retain the ability to tender their shares into the NACCO offer irrespective of whether or not they choose to revoke a previously executed proxy until January 17, 2007.”
Item 9. Exhibits.
     Item 9 is amended and restated in its entirety to read as follows:

Exhibit
No.	Document

(a)(1)
Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)
Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 4, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 4, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)
Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)
Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

Exhibit
No.	Document
(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)	Letter to Applica’s shareholders dated January 4, 2007+

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(e)(1)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(2)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)
First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)
Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)
Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

Exhibit
No.	Document
(e)(13)
Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

(e)(14)
Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

(e)(15)
Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)	Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 4, 2007+

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 6 to Schedule 14D-9 mailed to Applica’s shareholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

January 4, 2007	APPLICA INCORPORATED
	By:	/s/ Harry D. Schulman
		Name:	Harry D. Schulman
		Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Document

(a)(1)
Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)
Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 4, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 4, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)
Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)
Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)	Letter to Applica’s shareholders dated January 4, 2007+

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(e)(1)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(2)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)
First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

Exhibit
No.	Document
(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)
Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)
Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

(e)(13)
Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

(e)(14)
Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

(e)(15)
Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)	Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 4, 2007+

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 6 to Schedule 14D-9 mailed to Applica’s shareholders.